BIOTEN GENERAL PARTNERSHIP
                             SECOND QUARTER 1999

(i) EUA BIOTEN recently received a letter of intent from a third party which, among other things, would finance the purchase of EUA BIOTEN's assets by its management. As a result, EUA Energy Investment recorded an after-tax charge to its earnings of approximately $9.4 million in the second quarter of 1999. As a result, EUA Energy Investment no longer has an investment in BIOTEN Partnership.

(ii) EUA Energy Investment advanced $250,000 in loans to BIOTEN in the second quarter of 1999. On a cumulative basis EUA Energy has invested $14,492,543 in BIOTEN, which includes amounts funded under the Research and Development Agreement prior to the formation of the Partnership.

(iii) Services were provided by 3 EUA Service Corporation staff personnel in the following areas:
                    a.  Marketing and planning
                    b.  Budgeting and funding requirements
                    c.  Construction management & scheduling

(iv) EUA Energy Investment has ceased operations of BIOTEN, therefore, no financial information is presented herewith.